UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                              Rosetta Genomics Ltd.
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.01 per share
                         (Title of Class of Securities)

                                    M82183100
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

CUSIP No. M82183100                   13G/A                  Page 2 of 8 Pages

------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Highbridge International LLC
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    284,800 Ordinary Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    284,800 Ordinary Shares
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          284,800 Ordinary Shares
------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                         [ ]
------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          2.00%
------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          OO
------------------------------------------------------------------------------

CUSIP No. M82183100                   13G/A                  Page 3 of 8 Pages

------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Highbridge Capital Management, LLC
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    284,800 Ordinary Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    284,800 Ordinary Shares
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          284,800 Ordinary Shares
------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          2.00%
------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          OO - Limited Liability Company
------------------------------------------------------------------------------

CUSIP No. M82183100                   13G/A                  Page 4 of 8 Pages

------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Glenn Dubin
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    284,800 Ordinary Shares
OWNED BY       ---------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ---------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    284,800 Ordinary Shares
------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          284,800 Ordinary Shares
------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          2.00%
------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          IN
------------------------------------------------------------------------------

CUSIP No. M82183100                   13G/A                  Page 5 of 8 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on March 5, 2007 , as amended by Amendment No. 1 filed on January 30, 2008 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of Rosetta Genomics Ltd., an Israeli corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

       HIGHBRIDGE INTERNATIONAL LLC
       c/o Harmonic Fund Services
       The Cayman Corporate Centre, 4th Floor
       27 Hospital Road
       Grand Cayman, Cayman Islands, British West Indies
       Citizenship:  Cayman Islands, British West Indies

       HIGHBRIDGE CAPITAL MANAGEMENT, LLC
       40 West 57th Street, 33rd Floor
       New York, New York  10019
       Citizenship:  State of Delaware

       GLENN DUBIN
       c/o Highbridge Capital Management, LLC
       40 West 57th Street, 33rd Floor
       New York, New York 10019
       Citizenship:  United States


Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:

               As of December 31, 2009, each of Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin (collectively, the "Reporting Persons") may have been deemed the beneficial owner of the 284,800 Ordinary Shares beneficially owned by Highbridge International LLC.

               Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Ordinary Shares owned by Highbridge International LLC.

          (b) Percent of class:

CUSIP No. M82183100                   13G/A                  Page 6 of 8 Pages


          The Company's Current Report filed on Form 6-K on January 5, 2010, indicates that as of November 23, 2009, there were 14,239,443 Ordinary Shares outstanding. Therefore, as of December 31, 2009, based on the Company's outstanding Ordinary Shares, each of the Reporting Persons may have been deemed to beneficially own 2.00% of the outstanding Ordinary Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person.

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     0

               (ii)  Shared power to vote or to direct the vote

                     See Item 4(a)

               (iii) Sole power to dispose or to direct the disposition of

                     0

               (iv) Shared power to dispose or to direct the disposition of

                     See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 3, 2010, by and among Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. M82183100                   13G/A                  Page 7 of 8 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 3, 2010

HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                             By: /s/ John Oliva
By: /s/ John Oliva                               --------------------------
----------------------------                     Name:  John Oliva
Name:  John Oliva                                Title: Managing Director
Title: Managing Director




/s/ Glenn Dubin
----------------------------
GLENN DUBIN

CUSIP No. M82183100                   13G/A                  Page 8 of 8 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value NIS 0.01 per share, of Rosetta Genomics Ltd., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 3, 2010

HIGHBRIDGE INTERNATIONAL LLC                 HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager

                                             By: /s/ John Oliva
By: /s/ John Oliva                               --------------------------
----------------------------                     Name:  John Oliva
Name:  John Oliva                                Title: Managing Director
Title: Managing Director




/s/ Glenn Dubin
----------------------------
GLENN DUBIN